Westborough Financial Services, Inc.



Annual Report

Directors

James N. Ball
Nelson P. Ball
Edward S. Bilzerian
Nancy M. Carlson
David E. Carlstrom
John L. Casagrande
Benjamin H. Colonero, Jr.
William W. Cotting, Jr.
Robert A. Klugman
Roger B. Leland (Chairman)
Joseph F. MacDonough
Paul F. McGrath
Charlotte C. Spinney
Phyllis A. Stone
James E. Tashjian

Executive Committee

David E. Carlstrom
Robert A. Klugman
Roger B. Leland
Joseph F. MacDonough (Chairman)
Paul F. McGrath
James. E. Tashjian

Employees

Michael Allard
Steven Anderson
Elizabeth Arsenault
Karissa Ayeni
Linda Bilodeau
Jennifer Boule
Vickie Bouvier
Karen Brooks
Sandra Bucher
Carol Burgoyne
Dawn Buzzell
John Casagrande
Jean Costantino
Janet Daniels
Erin Drummey
Margaret Duquette
Ann Dussault
Margaret Everitt
Alison Ferris
Patricia Flood
Mary Lynn Hart
Claire Hart
Marion Hartshorn
Melissa Havalotti
Beth Hayden
Amelia Hodgson
Colleen Horne
Janet Jankowski
Vivian Kambouris
Janice Kelley
Mark Klein
Renuka Kulathila
Jane LaFlamme
Victoria Lane
Suzanne Laperle
Amanda Laraia
Michele Lewis
Joseph MacDonough
Timothy Maher
Philip Maio
Robert McCann
Michael McKay
Alexandru Megas
Eileen Messier
Linda Millette
Jay Monfreda
Lois Murphy
Joseph Normant, Jr.
Catherine Paglieroni
George Panagopoulos
Tracy Pare'
Kimberly Perkins
Judith Pfeffer
Samir Rauf
Kathleen Reilly
Linda Richard
Lisa Roberts
Nilda Rodriguez
Marites Sabolboro
Annette Sangkhum
Cheri Scanlon
Iris Shehi
Edward Stearns, III
Paula Stevens
Corinne Temple
Timothy Thibault
Linda Tumeinski
Catherine Vallaincourt
Lucia Visci
Ryan Vorapheth
Tammy Wheeler
Eugene Zicuis

Exceeding [illegible] at a time.

Long Range Planning Committee

Nancy M. Carlson
David E. Carlstrom
John L. Casagrande
Robert A. Klugman (Chairman)
Roger B. Leland
Joseph F. MacDonough
Paul F. McGrath
James. E. Tashjian

Audit Committee

Edward S. Bilzerian
Benjamin H. Colonero, Jr.
William W. Cotting, Jr. (Chairman)
Paul F. McGrath

Years of Service

25 Years +
Vickie Bouvier
Linda Richard

20 - 25 Years
Beth Hayden
Janet Jankowski
Joseph MacDonough

15 - 20 Years
Ann Dussault
Suzanne Laperle
Kimberly Perkins

10 - 15 Years
Mary Lynn Hart
John Casagrande

5 - 10 Years
Karen Brooks
Margaret Duquette
Marion Hartshorn
Melissa Havalotti
Colleen Horne
Laura Knowles
Robert McCann
Lois Murphy
Lisa Roberts
Annette Sangkhum
Linda Tumeinski

Westborough Bank

OPERATIONS CENTER

Total Assets
$ in Millions



$265.0
$260.0
$255.0
$250.0
$245.0
$240.0
$235.0
$230.0
$225.0
2002
2003
2004

Total Deposits
$ in Millions



$220.0
$215.0
$210.0
$205.0
$200.0
$195.0
2002
2003
2004

Total Loans
$ in Millions



$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
2002
2003
2004

Stockholders' Equity
$ in Millions



$28.8
$28.6
$28.4
$28.2
$28.0
$27.8
$27.6
2002
2003
2004



Message To Shareholders

For Westborough Financial Services, Inc. and its wholly owned subsidiary, Westborough Bank, the 2004 fiscal year ended on a positive note. Basic earnings per share for fiscal year 2004 were $0.77 on net income of $1.2 million, as compared to $0.63 on net income of $966 thousand for fiscal year 2003. Although interest and dividend income declined during the year due to a decrease in interest rates earned, net interest income increased by 4.0% to $8.5 million. The increase was attributable to our overall lower cost of funds during the year. Other income, consisting primarily of customer service fee income and gains on securities and loans sold, also increased during the year. This coupled with improved controls of operating expenses (held to growth of 3.2%) resulted in the 23.3% improvement in bottom line net income.

Fueled by an increase in our loan portfolio of $23.7 million (16.8%) the Company's total assets increased by $7.9 million (3.1%) during the fiscal year. This less than enviable growth rate was a result of deposit outflow of $4.2 million (1.9%) as customers sought higher returns in the improving stock market. The deposit outflow was most notable, as anticipated, in our Shrewsbury market place where we closed our underperforming supermarket branch in May 2004. While overall deposit flow was negative, we did experience an increase in low-cost retail personal and business checking accounts with little or no cost of funds.

In May of 2004, our Board of Directors gathered for a day and a half to develop a strategic plan to guide the Company over the next three to five years. The plan calls for continued commitment to our customers, employees, communities and to you, our shareholders, in the years ahead. The plan calls for continued investment in people and technology which has already resulted in exciting changes and improvements to the Company. Based on the research and effort of our bank-wide technology task force, we enhanced our internet and bill payments functionality to better service our growing customer base. In addition, with the introduction of our new web site which includes an online mortgage loan application feature, customers can apply for any of our mortgage products from any computer at any time they choose, day or night.


Westborough Bank
Full Service. Full Attention.
Free Bill Payment
Apply for a Mortgage Online!

Also, during the year we were extremely honored and proud to have been profiled in the local print media as the only one of 31 public companies in Central Massachusetts to have three women as members of our Board of Directors. Charlotte C. Spinney has served on our Board for ten years, Phyllis A. Stone for five years and Nancy M. Carlson joined the board in 2003. All three bring a wealth of business knowledge and community involvement to the Board.

Of course, our accomplishments in 2004 would not have been possible absent the dedication of our entire Board. In any public company, the Board of Directors plays an important role in developing policies and strategies, overseeing management and monitoring performance. We have been extremely fortunate to have Board members with the highest level of commitment and guidance. In particular, we wish to thank Roger Leland who is retiring from the Board after thirty years and serving as our Chairman during 2004. We will miss his common sense business approach, leadership and sound judgment.

A sincere thank you as well to our entire staff, who on a day to day basis interact with our customers, providing customer service that is second to none.

On behalf of the Board of Directors, I want to pledge our continued commitment to our shareholders, customers and community.

Sincerely,

Joseph F. MacDonough
President & CEO
December 1, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

Westborough Financial Services, Inc. (the "Company") and The Westborough Bank (the "Bank") may from time to time make written or oral "forward-looking statements" which may be identified by the use of such words as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions that are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, which are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond the Company's control, and other factors identified in the Company's filings with the Securities and Exchange Commission and those presented elsewhere by management from time to time, could cause its financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which would cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- conditions which effect general and local economies;
- changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values and competition;
- changes in accounting principles, policies, or guidelines;
- changes in legislation or regulation; and
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

This list of important factors is not exclusive. The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

General

The Company is a Massachusetts chartered mid-tier holding company that completed its initial public offering in February 2000 in the reorganization of The Westborough Bank (the "Bank") from a Massachusetts chartered mutual savings bank into the Massachusetts mutual holding company form of organization. Pursuant to the reorganization, the Bank converted to a Massachusetts chartered stock savings bank as a wholly-owned subsidiary of the Company, which is majority owned by Westborough Bancorp, MHC (the "MHC"), a Massachusetts chartered mutual holding company. The Company's common stock is traded on the Over-the-Counter Bulletin Board under the symbol "WFSM.OB."

Unless otherwise indicated, the information presented herein represents the consolidated activity of the Company and its subsidiary. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes that are included within this report.

The business of the Bank consists of attracting deposits from the general public and using these funds to originate various types of loans primarily in the towns of Westborough, Northborough, Shrewsbury and Grafton, Massachusetts, including residential and commercial real estate mortgage loans and, to a lesser extent, consumer and commercial loans.

The Bank's profitability depends primarily on its net interest income, which is the difference between the interest income the Bank earns on its loans and securities portfolio and its cost of funds, which consist primarily of interest paid on deposits and borrowings from the Federal Home Loan Bank (the "FHLB"). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The level of other (non-interest) income and operating expenses also affects the Bank's profitability. Other income consists primarily of customer service fees, gains and losses on sales of securities and mortgages, income from the sale of non-deposit investment products and increases in bank-owned life insurance. Operating expenses consist of salaries and benefits, occupancy-related expenses and other general operating expenses.

The operations of the Company, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of financial institutions' regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Business Strategy

In past years, the Bank's primary management strategy has been to offer savings and certificate of deposit accounts and residential mortgage loans in the market area of Westborough, Massachusetts and surrounding communities. In recent years, the Company has adopted a growth-oriented strategy that has focused on expanding its product lines and services, providing expanded electronic and traditional delivery systems for its customers and extending its branch network. The Bank believes that this business strategy is best for its long-term success and viability, and complements its existing commitment to high quality customer service. In connection with the Bank's overall growth strategy, it seeks to:

- continue to focus on expanding its residential lending and retail banking franchise, and increasing the number of households served within its market area;
- expand its commercial banking products and services for small- and medium-sized businesses, as a means to increase the yield on its loan portfolio and to attract lower cost transaction deposit accounts;
- expand its branch network to increase its market share;
- increase the use of alternative delivery channels, such as Internet-based and telephonic banking; and
- offer a variety of non-deposit investment products and services as a means to compete for an increased share of its customers' financial service business and improve fee-based income.

In order to create a platform for the accomplishment of the Company's goals, management has made significant investments in its physical infrastructure and human and technological resources. The Bank recently completed constructing an enlarged 23 Maple Avenue, Shrewsbury branch office. The previous, 900 square foot 19 Maple Avenue branch has been closed and customers are utilizing the new, expanded facility. In the spring of 2004, our Shaw's Supermarket branch office in Shrewsbury closed and customers were encouraged to utilize our new, enlarged, Shrewsbury branch facility. Such investments have been necessary to ensure that adequate resources are in place to offer increased products and services. Management believes that its long-term profitability should improve as it realizes the benefits of diversified product lines and market share growth.

Asset/Liability Management; Market Risk Analysis

A primary component of the Company's market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the Bank's level of income and expense recorded on a large portion of its assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those that possess a short term to maturity.

The primary objective of the Bank's interest rate management strategy is to optimize its economic value and net income under likely market rate scenarios. To achieve this objective, the Bank has developed policies and procedures to assist senior management in evaluating and maintaining acceptable levels of interest rate risk, liquidity risk and capital. In particular, the Bank seeks to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range.

Due to the nature of the Bank's operations, it is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, concentrated in the towns of Westborough, Northborough, Shrewsbury and Grafton, Massachusetts, is, however, subject to risks associated with the local economy. Historically, the Bank's lending activities have emphasized one- to four-family residential mortgage loans, and the Bank's primary source of funds has been deposits. In recent years, the Bank has attempted to employ certain strategies to manage the interest rate risk inherent in this asset/liability mix, including: (a) investing in securities with relatively short maturities or call dates; (b) maintaining and promoting, through various programs and strategies, a concentration of less interest rate sensitive "core deposits;" (c) emphasizing the origination or purchase and retention of adjustable-rate one- to four-family loans; (d) emphasizing the origination of commercial loans with short-term maturities; and (e) borrowing funds from the FHLB, which may be used to originate or purchase loans with similar anticipated cash flow characteristics. The Bank believes that the frequent re-pricing of its adjustable-rate mortgage loans and short-term securities, which reduces the exposure to interest rate fluctuations, will help stabilize the Bank's net interest margin.

The actual amount of time before mortgage loans and mortgage-backed securities are repaid can be significantly impacted by changes in mortgage prepayment rates and market interest rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the assumability of the underlying mortgages. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. The Bank monitors interest rate sensitivity so that it can make adjustments to its asset and liability mix on a timely basis.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that same time period.

At September 30, 2004, the Company's cumulative one-year gap position, which measures the difference between the amount of interest-earning assets maturing or re-pricing within one year, and interest-bearing liabilities maturing or re-pricing within one year, was a negative 18.47% of total assets. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher yielding assets. The resulting yield on an institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a re-pricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position.

The following table sets forth interest-earning assets and interest-bearing liabilities outstanding at September 30, 2004, which is anticipated by the Company, based upon certain assumptions, to re-price or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier term to re-pricing/call date or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected re-pricing of assets and liabilities at September 30, 2004, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent projected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or re-priced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

GAP Table

	Amounts Maturing or Re-pricing as of September 30, 2004							
	less than 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	5 to 10 years	over 10 years	Total
Interest-earning Assets (1)				($ in thousands)				
Short-term investments (2)	$4,643	$0	$0	$0	$0	$0	$0	$4,643
Investment securities (3)	4,354	1,656	4,336	27,487	4,208	0	0	42,041
Mortgage and asset backed securities	0	231	466	1,313	13,032	3,670	14,248	32,960
Loans (4)	19,324	1,235	4,492	12,848	14,772	55,771	57,796	166,238
Total interest-earning assets	28,321	3,122	9,294	41,648	32,012	59,441	72,044	245,882
Interest-bearing Liabilities:								
NOW accounts (5)	2,004	2,004	2,005	2,005	0	0	12,026	20,044
Regular and other savings accounts (5)	11,217	11,218	11,217	11,218	0	0	67,304	112,174
Money market deposit accounts (5)	614	614	614	614	0	0	3,683	6,139
Certificate of deposit accounts	11,264	13,596	9,323	12,090	1,949	0	0	48,222
Federal Home Loan Bank advances (6)	5,500	0	8,000	5,500	2,500	0	0	21,500
Mortgage escrow deposits	312	0	0	0	0	0	0	312
Total interest-bearing liabilities	30,911	27,432	31,159	31,427	4,449	0	83,013	208,391
Interest sensitivity gap	($2,590)	($24,310)	($21,865)	$10,221	$27,563	$59,441	($10,969)	$37,491
Cumulative interest sensitivity gap	($2,590)	($26,900)	($48,765)	($38,544)	($10,981)	$48,460	$37,491	
Cumulative interest sensitivity gap as a percent of total assets	-0.98%	-10.19%	-18.47%	-14.60%	-4.16%	18.36%	14.20%	
Cumulative interest sensitivity gap as a percent of total interest-earning assets	-1.05%	-10.94%	-19.83%	-15.68%	-4.47%	19.71%	15.25%	
Cumulative interest sensitivity gap as a percent of total interest-bearing liabilities	-1.24%	-12.91%	-23.40%	-18.50%	-5.27%	23.25%	17.99%	

---

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or re-priced as a result of anticipated prepayments, scheduled rate adjustments, call dates and contractual maturities.

(2) Short-term Investments include federal funds, money market mutual funds and interest-earning amounts in the Federal Home Loan Bank of Boston.

(3) Investment securities are at market value. Common stock and stock in the Federal Home Loan Bank of Boston is included in the less than 3 month column.

(4) Loans are principal balances, net of deferred loan costs/fees/discounts/premiums on purchased loans and unadvanced funds.

(5) 60% of NOW, regular and other savings and money market deposit accounts are included in the over ten year period and the remaining allocated evenly within the four intervals up to and including one to three years.

(6) Federal Home Loan Bank advances are categorized by contractual maturity date.

Certain shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to re-price, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features, which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawals, the level would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table sets forth certain information relating to the Company's financial condition and net interest income at and for the years ended September 30, 2004, 2003, and 2002, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing interest and dividend income or interest expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields include fees and costs, which are considered adjustments to yields. Loan interest and yield does not include any accrued interest from non-accrual loans.

	For the Year Ended September 30,								
	2004			2003			2002		
	Average Balance	Interest	Average Yield or Cost	Average Balance	Interest	Average Yield or Cost	Average Balance	Interest	Average Yield or Cost
				($ in thousands)					
Assets:									
Interest-earning assets:									
Short-term investments (1)	$5,037	$47	0.93%	$12,671	$117	0.92%	$11,956	$192	1.61%
Investment securities (2)	91,511	3,588	3.92%	87,172	3,983	4.57%	68,194	4,068	5.97%
Loans (3)	144,942	7,859	5.42%	133,349	7,983	5.99%	136,118	9,594	7.05%
Total interest-earning assets	241,490	11,494	4.76%	233,192	12,083	5.18%	216,268	13,854	6.40%
Non-interest-earning assets	17,599			17,824			16,795		
Total assets	$259,089			$251,016			$233,063		
Liabilities and Equity:									
Interest-bearing liabilities:									
NOW accounts	$19,597	20	0.10%	$18,489	29	0.16%	$17,032	73	0.43%
Savings accounts (4)	115,483	1,229	1.06%	106,868	1,500	1.40%	86,667	1,899	2.19%
Money market deposit accounts	5,325	53	1.00%	5,567	69	1.24%	5,903	101	1.71%
Certificate of deposit accounts	49,443	1,021	2.07%	59,911	1,673	2.79%	63,848	2,509	3.93%
Total interest-bearing deposits	189,848	2,323	1.22%	190,835	3,271	1.71%	173,450	4,582	2.64%
FHLB advances	16,215	639	3.94%	9,500	610	6.42%	11,677	776	6.65%
Total interest-bearing liabilities	206,063	2,962	1.44%	200,335	3,881	1.94%	185,127	5,358	2.89%
Non-interest bearing deposits	22,229			20,108			18,156		
Other non-interest-bearing liabilities	2,050			2,047			2,517		
Total non-interest-bearing liabilities	24,279			22,155			20,673		
Total liabilities	230,342			222,490			205,800		
Total stockholders' equity	28,747			28,526			27,263		
Total liabilities and stockholders' equity	$259,089			$251,016			$233,063		
Net interest income		$8,532			$8,202			$8,496	
Net interest rate spread (5)			3.32%			3.24%			3.51%
Net interest margin (6)			3.53%			3.52%			3.93%
Ratio of interest-earning assets to interest-bearing liabilities			117.19%			116.40%			116.82%

(1) Short-term investments include federal funds, money market mutual funds and interest earning amounts in the Federal Home Loan Bank of Boston.
(2) All investment securities are considered available for sale.
(3) Loans are net of deferred loan origination costs/fees, allowance for loan losses, discount/premium on purchased loans and unadvanced funds.
(4) Savings accounts include the balance in mortgagors' escrow accounts.
(5) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest bearing liabilities.
(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the years indicated. Information is provided in each category with respect to:

- changes attributable to changes in volume (changes in volume multiplied by prior rate);
- changes attributable to changes in rate (changes in rate multiplied by prior volume); and
- the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30, 2004 Compared to Year Ended September 30, 2003 Increase (Decrease)			Year Ended September 30, 2003 Compared to Year Ended September 30, 2002 Increase (Decrease)		
	Due to			Due to		
	Volume	Rate	Net	Volume	Rate	Net
	($ In thousands)					
Interest-earning assets:						
Short-term investments (1)	($71)	$1	($70)	$12	($87)	($75)
Investment Securities (2)	191	(586)	(395)	988	(1,073)	(85)
Loans (3)	663	(787)	(124)	(192)	(1,419)	(1,611)
Total interest-earning assets	783	(1,372)	(589)	808	(2,579)	(1,771)
Interest-bearing liabilities:						
NOW accounts	2	(11)	(9)	6	(50)	(44)
Savings accounts (4)	114	(385)	(271)	380	(779)	(399)
Money market deposit accounts	(3)	(13)	(16)	(5)	(27)	(32)
Certificate of deposit accounts	(262)	(390)	(652)	(147)	(689)	(836)
Total interest-bearing deposits	(149)	(799)	(948)	234	(1,545)	(1,311)
Borrowed funds	323	(294)	29	(141)	(25)	(166)
Total interest-bearing liabilities	174	(1,093)	(919)	93	(1,570)	(1,477)
Net change in net interest income	$609	($279)	$330	$715	($1,009)	($294)

(1) Short-term investments include federal funds, money market mutual funds and interest earning amounts in the Federal Home Loan Bank of Boston.

(2) All investment securities are considered available for sale.

(3) Loans are net of deferred loan origination costs (fees), allowance for loan losses, discounts/premiums on purchased loans and unadvanced funds.

(4) Savings accounts include the balance in mortgagors' escrow accounts.

Comparison of Financial Condition at September 30, 2004 and September 30, 2003

The Company's total assets increased by $7.9 million, or 3.1%, to $264.0 million at September 30, 2004 from $256.1 million at September 30, 2003. Loans increased by $23.7 million, or 16.8%, to $165.3 million at September 30, 2004 from $141.6 million at September 30, 2003. Much of this loan growth was the result of a successful wholesale mortgage broker program and attractive retail and business loan products. The loan growth occurred primarily in 25 year bi-weekly loans and various adjustable-rate retail and commercial real estate loans. Securities available for sale decreased by $14.6 million, or 16.7%, to $73.0 million, at September 30, 2004 as compared to $87.6 million at September 30, 2003. The majority of the proceeds from the sale and maturity of securities available for sale were reinvested in the loan portfolio. The primary areas of decrease in securities available for sale were in the categories of federal agency obligations and federal agency mortgage-backed securities. Asset quality remained strong, as non-performing assets declined to $121 thousand at September 30, 2004, compared to $634 thousand at September 30, 2003.

While deposits declined by $4.2 million, or 1.9%, to $211.7 million from $215.9 million, FHLB advances increased by $12.0 million, or 126.3%, to $21.5 million at September 30, 2004 from $9.5 million at September 30, 2003. The increase in advances was used primarily to fund deposit outflows and loan growth. During the year, some maturing certificates of deposit and saving account customers chose to withdraw their funds. In response to those withdrawals, the Company increased low-cost borrowing from the FHLB. Alternatively, during the year, the Company experienced an increase in low-cost retail checking accounts and non-interest bearing personal and business checking accounts.

Total stockholders' equity declined by $13 thousand, to $28.7 million at September 30, 2004 primarily as a result of a decline in the after-tax market value of securities available for sale, somewhat offset by net income of $1.2 million, less dividends paid to shareholders of $318 thousand. Accumulated other comprehensive after-tax income at September 30, 2004 was $159 thousand, as compared to $1.3 million at September 30, 2003. The Company's securities consist primarily of interest-rate sensitive securities, whose market value changes inversely with changes in market interest rates. Interest rates at September 30, 2004 were generally higher than rates at September 30, 2003 and, accordingly, the after-tax market value of securities available for sale declined. Deferred income tax benefits associated with this market value decline were approximately $615 thousand.

Comparison of Operating Results for the Years Ended September 30, 2004 and 2003

Net Income. The Company reported earnings per share (dilutive) for fiscal year ended September 30, 2004 of $0.76 on net income of $1.2 million, as compared to $0.62 per share (dilutive) on net income of $966 thousand for fiscal year ended September 30, 2003. For year ended September 30, 2004, net income increased by $225 thousand, or 23.3%, to $1.2 million, as compared to $966 thousand, for year ended September 30, 2003. The Company's return on average assets was 0.46% for year ended September 30, 2004 as compared to 0.38% for year ended September 30, 2003.

Interest and Dividend Income. Interest and dividend income declined by $589 thousand, or 4.9%, to $11.5 million for the year ended September 30, 2004 from $12.1 million for the year ended September 30, 2003. The decrease in interest and dividend income was mainly the result of a decline in the earnings rate earned on interest-earning assets offset, to a lesser extent, by an increase in the volume of interest-earning assets. The average rate earned on interest-earning assets was 4.76% on average earning assets of $241.5 million and 5.18% on average interest-earning assets of $233.2 for the years ended September 30, 2004 and 2003, respectively. The generally declining interest rate environment translated into reduced rates earned on loans, investment securities and short-term investments. Additionally, some loan customers renegotiated their existing loan interest rate that, accordingly, lowered the interest rate earned by the Company on those loans.

The average balance of loans for the year ended September 30, 2004 was $144.9 million, earning 5.42% for the year. This compares to an average balance of loans for the year ended September 30, 2003 of $133.3 million, earning 5.99% for the year. During the year ended September 30, 2004, the Company experienced net variable rate, one-to-four family residential loan growth of $16.5 million and net commercial real estate loan growth of $6.0 million. The average balance of investment securities for the year ended September 30, 2004 was $91.5 million, earning 3.92% for the year. This compares to an average balance of investments securities for the year ended September 30, 2003 of $87.2 million, earning 4.57% for the year. Finally, the average balance of short-term investments for the year ended September 30, 2004 was $5.0 million, earning 0.93% for the year. This compares to an average balance of short-term investments for the year ended September 30, 2003 of $12.7 million, earning 0.92% for the year. Rates of interest on short-term investments were low when compared to other investment securities and management has made a conscious effort to reduce its level of short-term investments.

Interest Expense. Interest expense declined by $919 thousand, or 23.7%, to $3.0 million for the year ended September 30, 2004 from $3.9 million for the year ended September 30, 2003. Interest expense declined mainly due to a decline in the average rate paid on interest-bearing liabilities offset, to a lesser extent, by an increase in the average volume of interest-bearing liabilities. The average volume of interest-bearing deposits declined to $189.8 million with a cost of 1.22% for the year ended September 30, 2004 as compared to $190.8 million with a cost of 1.71% for the year ended September 30, 2003. The average volume of borrowed funds from the FHLB, however, increased to $16.2 million with a cost of 3.94% as compared to $9.5 million with a cost of 6.42% for the year ended September 30, 2003.

Net Interest Income. The Company's net interest rate spread increased to 3.32% for the year ended September 30, 2004 from 3.24% for the year ended September 30, 2003. Net interest income increased by $330 thousand for the year ended September 30, 2004, or 4.0%, to $8.5 million, from $8.2 million, for the year ended September 30, 2003. The increase was attributed to the combination of a decrease of $589 thousand in total interest and dividend income offset, to a larger extent, by a decrease of $919 thousand in total interest expense.

Provision for Loan Losses. The Company's provision for loan losses increased by $70 thousand for year ended September 30, 2004 and primarily reflects the result of the inherent risks associated with a $6.0 million net increase in commercial loans and a $16.5 million net increase in variable-rate residential loans for year ended September 30, 2004. The provision for loan losses is a result of management's periodic analysis of risks inherent in its loan portfolio from time to time, as well as the adequacy of the allowance for loan losses. It is the Bank's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions in our market area. Accordingly, the evaluation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing loans. The allowance for loan losses, in management's opinion, is sufficient to cover losses in the Bank's loan portfolio at this time. As the Bank expands its commercial lending activities, management believes that growth in the provision for loan losses may be likely. Additionally, while the Bank believes it continues to have excellent loan quality, with $121 thousand of non-accrual loans and non-performing assets at September 30, 2004, the Bank recognizes that it is located in a market and geographic area that is considered in the high technology and financial services belt and, most likely, the Bank's allowance for loan loss will reflect the relative health of these economic sectors. While Bank management believes that its current level of allowance for loan losses is adequate, there can be no assurance that the allowance will be sufficient to cover loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income. Other income increased $257 thousand, or 28.3%, to $1.2 million for year ended September 30, 2004 as compared to $908 thousand for year ended September 30, 2003. Other income consists of fee income for bank services, gains and losses from the sale of securities and loans and income from bank-owned life insurance. Income from customer service fees increased by $98 thousand, or 17.4%, to $661 thousand for year ended September 30, 2004 as compared to $563 thousand for year ended September 30, 2003, primarily due to the recognition of a non-refundable $71 thousand prepayment fee from the payment in full of a $2.6 million commercial loan and due to an increase in fee income from the sale of non-deposit investment products. Additionally, for year ended September 30, 2004, the Company sold $5.5 million of 30 year fixed-rate mortgage loans, with servicing retained by the Bank, and recognized a pre-tax gain on such sales, including mortgage servicing rights, of $100 thousand, as compared to $33 thousand for year ended September 30, 2003. Also, for year ended September 30, 2004, the Company sold securities for a net gain on the sale of such securities of $159 thousand, as compared to a net gain of $121 thousand for year ended September 30, 2003. Security sales were incurred primarily to fund increased loan growth. The Company's marketable equity securities (primarily common stock) at September 30, 2004 had a fair market value of $407 thousand, with a net unrealized loss of $3 thousand. The Company's internal investment policy requires it to either write-down to market value, or sell, any common stock issue that has sustained a continuous decline in market value of 50% or more, for a period of 9 months or more. At September 30, 2004, no common stock met such criteria. Although the management of the Bank believes that it has established and maintained an adequate accounting policy as it relates to investment impairment, such judgments involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed with the Audit Committee and Board of Directors. Lastly, miscellaneous income increased by 28.3%, to $245 thousand for year ended September 30, 2004 as compared to $191 thousand for year ended September 40, 2003 primarily as a result of a net increase in cash surrender value of bank-owned life insurance.

Operating Expenses. For year ended September 30, 2004, operating expenses increased by $297 thousand, or 3.9%, to $7.9 million, from $7.6 million for year ended September 30, 2003. Salaries and employee benefits increased by $310 thousand, or 7.9%, to $4.3 million for year ended September 30, 2004, from $3.9 million for year ended September 30, 2003. The primary reasons for the increase were due to general increases in staff salaries and increased expenses relating to supplemental employee retirement plans, medical insurance and staff incentive compensation. As a result of a higher level of services provided, data processing expenses increased by $57 thousand, or 9.5%, to $660 thousand for year ended September 30, 2004 as compared to $603 thousand for year ended September 30, 2003. Occupancy and equipment expenses declined by $71 thousand, or 5.5%, to $1.2 million for year ended September 30, 2004 as compared to $1.3 million for year ended September 30, 2003 due primarily to a savings associated with the closing of the Shaw's Supermarket branch in April 2004 and a general decline in depreciation due to more in-use equipment being fully depreciated. Also, professional fees declined as a result of a decline in legal expenses.

Income Taxes. The provision for income taxes declined by $5 thousand, to $526 thousand for year ended September 30, 2004, resulting in an effective income tax rate of 30.6%, as compared to an effective income tax rate of 35.4% for year ended September 30, 2003. For year ended September 30, 2003 the Company recognized the income tax expense associated with filing amended tax returns with respect to dividend received deductions taken in prior years on serial trust preferred securities. The increase in taxes amounted to a 6.7% increase in the effective tax rate as compared to the statutory corporate income tax rate.

Liquidity and Capital Resources

The term "liquidity" refers to the Bank's ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. The Bank's primary sources of funds are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities and funds provided by the Bank's operations. From time to time, the Bank has utilized borrowing from the FHLB as part of its management of interest rate risk and to fund loan growth in periods when deposit growth is not sufficient to meet such loan growth. At September 30, 2004, the Bank had $21.5 million in outstanding borrowing from the FHLB with a weighted average interest rate of 3.37%, as compared to $9.5 million with a weighted average interest rate of 5.36% at September 30, 2003.

The Bank generally makes loan commitments to borrowers not exceeding 45 days. At September 30, 2004, the Bank had $6.2 million in loan commitments outstanding, primarily to grant one- to four-family residential real estate loans, commercial loans and commercial real estate loans. Unadvanced funds on home equity lines of credit and commercial lines of credit at September 30, 2004 represented $13.7 million and $1.0 million, respectively. Total deposits declined by $4.2 million during year ended September 30, 2004 and increased $13.8 million and $17.0 million, during the years ended September 30, 2003 and 2002, respectively. During the current year, some maturing certificate of deposit and savings account customers chose to withdraw their funds. In response to those withdrawals, the Company increased low-cost borrowing from the FHLB. The level of deposit flows is affected by interest rates offered by the Bank, products offered by competitors and other factors. Certificate of deposit accounts scheduled to mature within one year were $34.2 million at September 30, 2004. Based on the Bank's deposit retention experience and current pricing strategy, the Bank anticipates that a significant portion of these certificates of deposit will remain with the Bank. The Bank is committed to maintaining a strong liquidity position; therefore, it monitors its liquidity position on a daily basis. The Bank also periodically reviews liquidity information prepared by the Federal Deposit Insurance Corporation (the "FDIC"), Depositors Insurance Fund and other available reports that compare the Bank's liquidity with banks in its peer group. The Bank anticipates that it will have sufficient funds to meet its current funding commitments. Further, the Bank does not have any balloon or other payments due on any long-term obligations other than the commitments.

The following table shows the Leverage ratio, Tier 1 risk-based capital and Total risk-based capital ratios, for the Bank and consolidated Company, at September 30, 2004:

		As of September 30, 2004								
		Actual Capital Amount		Percent of Assets (1)	Minimum For Capital Adequacy Purposes		Percent of Assets	Minimum For prompt Corrective Action		Percent of Assets
		(Dollars in thousands)								
Total risk-based capital	Company	$	29,496	20.97%	$	11,253	8.00%		N/A	N/A
	Bank	$	28,662	20.54%	$	11,165	8.00%	$	13,957	10.00%
Tier 1 risk-based capital	Company	$	28,546	20.29%	$	5,626	4.00%		N/A	N/A
	Bank	$	27,712	19.86%	$	5,583	4.00%	$	8,374	6.00%
Tier 1 leverage capital	Company	$	28,546	10.79%	$	10,578	4.00%		N/A	N/A
	Bank	$	27,712	10.48%	$	10,575	4.00%	$	13,219	5.00%

(1) For purposes of calculating Total risk-based capital and Tier 1 risk-based capital, assets are based on total risk-weighted assets. In calculating Tier 1 leverage capital, assets are based on adjusted total average assets.

At September 30, 2004, the Bank was considered "well capitalized" under FDIC guidelines.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

The following table sets forth information relating to the Company's payments due under contractual obligations at September 30, 2004.

	Payments due by period				
	Total	<1 yr	1-3 yrs	3-5 yrs	>5 yrs
Short-term debt (1)	$ 3,500	$ 3,500	$ -	$ -	$ -
Long-term debt (2)	18,000	5,000	5,500	7,500	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations (3)	6	5	1	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the company's balance sheet under GAAP	-	-	-	-	-
	$ 21,506	$ 8,505	$ 5,501	$ 7,500	$ -

(1) Consists of FHLB advances with original maturities less than one year which are scheduled to mature within one year.

(2) Consists of FHLB advances with original maturities greater than one year which are scheduled to mature after September 30, 2004. Certain advances are callable in 2004 and 2005.

(3) Pertains to noncancelable lease agreements in effect at September 30, 2004, pertaining to banking premises and equipment and future minimum rent commitments. The leases contain options to extend for periods from two to ten years.

Impact of Inflation and Changing Prices

The consolidated financial statements and accompanying notes presented here have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, the Company's assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Critical Accounting Policies

The Notes to our Audited Consolidated Financial Statements for the year ended September 30, 2004 included in our Annual Report contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, asset impairment judgments and other-than-temporary declines in the value of our securities, involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. The Audit Committee and our Board of Directors periodically review these critical policies and their application.

Directors of the Company and the Bank

James N. Ball is the sole owner of Secure Futures, Inc., which has operated in Westborough for nearly 20 years (as a sole proprietor prior to 1999). Mr. Ball is a financial services specialist and a member of the National Association of Securities Dealers. Mr. Ball assists individuals and small business owners in a broad range of financial decision-making. Mr. Ball is the son of Nelson P. Ball, also a member of the Board of Directors.

Nelson P. Ball is the owner of Ball Financial Services, Co., located in Westborough, Massachusetts. He has served as a financial services consultant for over 39 years. Mr. Ball is the father of James N. Ball, also a member of the Board of Directors.

Edward S. Bilzerian is retired from Bilzerian Consulting Group, Inc., a privately held company located in Worcester, Massachusetts, specializing in small business turnarounds, where he served as president. Prior to that, he was Vice President of Marketing and Finance at Bay State Abrasive's Division of Dresser Industries. He has been self-employed for over 18 years. Mr. Bilzerian also serves as a member of the Worcester Airport Commission and Chairman of the Worcester Health and Hospital Authority.

Nancy M. Carlson is the owner and president of Suburban Staffing, Inc., a full-service staffing firm located in Westborough, Massachusetts since 1968. She purchased the company in 1994 and has grown in size and services to include consulting services, automated data management and conversions. Ms. Carlson is a past president of the Corridor Nine Area Chamber of Commerce where she continues to serve on the Board of Directors. She is a former member of the board of Directors for the Better Business Bureau and is currently a Corporator for the Greater Worcester Community Foundation.

David E. Carlstrom is formally the President of Carlstrom Pressed Metal Company, Inc. and now serves as a consultant to the family owned company. Carlstrom Pressed Metal is a contract manufacturer of metal stamps located in Westborough for 54 years.

John L. Casagrande has served as the Senior Vice President and Chief Financial Officer of Westborough Bank since 1993 and of Westborough Financial Services since its inception in 2000. He joined Westborough Bank after having been employed as a senior bank officer and certified public accountant for over 15 years at various times by several financial institutions (including mutual and stock institutions) and the accounting firm of Peat Marwick. Mr. Casagrande has been serving as Clerk of Westborough Financial Services since 2001. Mr. Casagrande serves as a director of the Massachusetts Bank Insurance Association, a division of the Massachusetts Bankers Association.

Benjamin H. Colonero, Jr. has served as chief financial officer and executive director in the healthcare industry for over 20 years. Mr. Colonero is currently the executive director of the Westborough campus of the Salmons Family of Services, which serves the health and social needs of over 400 seniors.

William W. Cotting, Jr. has been an attorney in private practice for over 20 years. His practice is primarily devoted to tax law, trusts, and real estate. His practice is located in Shrewsbury, Massachusetts.

Robert A. Klugman, M.D., F.A.C.P. has practiced general medicine in Westborough, Massachusetts for over 20 years. Dr. Klugman is currently an Associate Professor of Clinical Medicine at the University of Massachusetts Medical School as well as Division Chief of Community Internal Medicine at the UMASS/Memorial.

Roger B. Leland has practiced estate, tax and real estate law at Leland Law Associates for over 30 years. During that time, he also served as an insurance broker, selling life and casualty insurance products, through Leland Insurance Agency, Inc. Leland Law Associates and Leland Insurance Agency are located in Northborough, Massachusetts. Mr. Leland is the father of Jeffrey B. Leland who has been nominated to serve as a member of the Board of Directors.

Joseph F. MacDonough has served as President and Chief Executive Officer of Westborough Bank since 1994 and of Westborough Financial Services since its inception in 2000. He joined Westborough Bank in 1981 and served as Vice President and Treasurer until his appointment as President. Mr. MacDonough serves on the Board of Directors of the Massachusetts Bankers Association.

Jeffrey B. Leland is a nominee as a new director at the 2005 Annual Meeting of Shareholders. He was recommended to the Nominating Committee by a non-management director. He has practiced estate administration, elder law and real estate law and other general practices of law at Leland Law Associates, P.C. for 13 years. At the same time, he has also served as an insurance broker selling property and casualty insurance through Leland Insurance Agency, Inc. Both Leland Law Associates, P.C. and Leland Insurance Agency, Inc. are located in Northborough, Massachusetts. Mr. Leland is an officer and director of both of the corporations. He is also the son of Roger B. Leland, a member of the Board of Directors of Westborough Bank.

Paul F. McGrath is a certified public accountant and has served as President of Mottle McGrath Braney & Flynn, P.C. for over ten years. Mottle McGrath is a certified public accounting firm, located in Worcester, Massachusetts, that provides accounting, tax and business advisory services throughout central New England.

Charlotte C. Spinney is a retired social studies teacher. Ms. Spinney taught at Westborough High School for 41 years and, during that time, she created the curriculum for the community service component of the school's Sociology course.

Phyllis A. Stone served as Vice President and Treasurer of Comey Oil Co., Inc., located in Westborough, Massachusetts, for 13 years prior to her retirement in 2001. Ms. Stone served in various other capacities within Comey Oil for over 30 years. Ms. Stone is currently President of Schenker Properties, Inc., a real estate holding company based in Westborough, Massachusetts. She is past Treasurer of the Regatta Point Community Sailing Inc. of Worcester, Massachusetts.

James E. Tashjian is a partner in the law firm of Tashjian, Simsarian & Wickstrom, located in Worcester, Massachusetts. He has engaged in the general practice of law for over 30 years.

WESTBOROUGH FINANCIAL SERVICES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended September 30, 2004, 2003 and 2002

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
WESTBOROUGH FINANCIAL SERVICES, INC.

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of September 30, 2004 and 2003	F-2
Consolidated Statements of Income for the Years Ended September 30, 2004 and 2003	F-3 – F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended September 30, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the Years Ended September 30, 2004 and 2003	F-6 – F-7
Notes to Consolidated Financial Statements	F-8 – F-43

THIS PAGE LEFT BLANK INTENTIONALLY

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Westborough Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of Westborough Financial Services, Inc. and subsidiary as of September 30, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westborough Financial Services, Inc. and subsidiary as of September 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Wolf & Company, P.C.

Boston, Massachusetts
October 29, 2004

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2004 and 2003

(Dollars in thousands)

ASSETS

	2004	2003
Cash and due from banks	$ 4,528	$ 4,190
Federal funds sold	3,584	6,024
Short-term investments	1,059	1,687
Total cash and cash equivalents	9,171	11,901
Securities available for sale, at fair value	72,959	87,590
Federal Home Loan Bank stock, at cost	2,042	1,250
Loans, net of allowance for loan losses of $950 in 2004 and $911 in 2003	165,288	141,557
Banking premises and equipment, net	6,437	6,708
Accrued interest receivable	1,050	1,179
Deferred income taxes	765	93
Bank-owned life insurance	5,746	5,293
Other assets	552	551
	$264,010	$256,122

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Deposits	$211,710	$215,898
Short-term borrowings	3,500	-
Long-term borrowings	18,000	9,500
Mortgagors' escrow accounts	312	208
Accrued expenses and other liabilities	1,783	1,798
Total liabilities	235,305	227,404
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock - $.01 par value, 1,000,000 shares authorized, none outstanding	-	-
Common stock - $.01 par value, 5,000,000 shares authorized, 1,589,574 and 1,586,174 shares issued and outstanding in 2004 and 2003, respectively	16	16
Additional paid-in capital	4,843	4,706
Retained earnings	24,198	23,325
Accumulated other comprehensive income	159	1,290
Unearned compensation - RRP (10,859 and 14,659 shares, respectively)	(209)	(288)
Unearned compensation - ESOP (30,202 and 33,149 shares, respectively)	(302)	(331)
Total stockholders' equity	28,705	28,718
	$264,010	$256,122

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share data)

	Years Ended September 30, 2004	2003
Interest and dividend income:		
Interest and fees on loans	$ 7,859	$ 7,983
Interest and dividends on securities:		
Taxable interest	3,409	3,656
Non-taxable interest	61	70
Dividends	118	257
Interest on federal funds sold	33	93
Interest on short-term investments	14	24
Total interest and dividend income	11,494	12,083
Interest expense:		
Interest on deposits	2,323	3,271
Interest on Federal Home Loan Bank advances	639	610
Total interest expense	2,962	3,881
Net interest income	8,532	8,202
Provision for loan losses	70	-
Net interest income, after provision for loan losses	8,462	8,202
Other income:		
Customer service fees	661	563
Gain (loss) on sales and calls of securities, net	159	121
Gain on sales of mortgages, net	100	33
Miscellaneous	245	191
Total other income	1,165	908
Operating expenses:		
Salaries and employee benefits	4,253	3,943
Occupancy and equipment expenses	1,216	1,287
Data processing expenses	660	603
Marketing and advertising	216	205
Professional fees	250	284
Other general and administrative expenses	1,315	1,291
Total operating expenses	7,910	7,613

(continued)

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (Concluded)

(Dollars in thousands, except share data)

	Years Ended September 30, 2004	2003
Income before provision for income taxes	1,717	1,497
Provision for income taxes	526	531
Net income	$ 1,191	$ 966
Earnings per share:		
Basic	$ 0.77	$ 0.63
Diluted	$ 0.76	$ 0.62

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2004 and 2003

(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Compensation - RRP	Unearned Compensation-ESOP	Total Stockholders' Equity
Balance at September 30, 2002	$ 16	$ 4,583	$ 22,676	$ 1,439	$ (365)	$ (360)	$ 27,989
Comprehensive income:							
Net income	-	-	966	-	-	-	966
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects	-	-	-	(149)	-	-	(149)
Total comprehensive income							817
Cash dividends declared ($0.20 per share)	-	-	(317)	-	-	-	(317)
ESOP shares released and committed to be released (2,947 shares)	-	48	-	-	-	29	77
Amortization of RRP stock (3,500 shares)	-	-	-	-	77	-	77
Issuance of common stock under stock option plan, including tax benefits of $28	-	75	-	-	-	-	75
Balance at September 30, 2003	16	4,706	23,325	1,290	(288)	(331)	28,718
Comprehensive income:							
Net income	-	-	1,191	-	-	-	1,191
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects	-	-	-	(1,131)	-	-	(1,131)
Total comprehensive income							60
Cash dividends declared ($0.20 per share)	-	-	(318)	-	-	-	(318)
ESOP shares released and committed to be released (2,947 shares)	-	67	-	-	-	29	96
Amortization of RRP stock (3,800 shares)	-	-	-	-	79	-	79
Issuance of common stock under stock option plan, including tax benefits of $26	-	70	-	-	-	-	70
Balance at September 30, 2004	$ 16	$ 4,843	$ 24,198	$ 159	$ (209)	$ (302)	$ 28,705

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended September 30, 2004	2003
Cash flows from operating activities:		
Net income	$ 1,191	$ 966
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	70	-
Net amortization of securities	522	333
Amortization of net deferred loan costs and premiums on purchased loans and indirect lending	12	59
Depreciation and amortization expense	566	635
Gain on sales of mortgages, net	(100)	(33)
Gain on sales and calls of securities, net	(159)	(121)
Decrease in accrued interest receivable	129	162
Deferred income tax (benefit) provision	(57)	20
ESOP shares released and committed to be released	96	77
Amortization of RRP stock	79	77
Increase in bank-owned life insurance	(214)	(226)
Other, net	55	39
Net cash provided by operating activities	2,190	1,988
Cash flows from investing activities:		
Activity in available-for-sale securities:		
Sales and calls	30,684	22,875
Maturities	6,790	4,955
Purchases	(31,237)	(55,022)
Principal payments	6,285	14,788
Purchase of Federal Home Loan Bank stock	(792)	-
Loan originations, net	(29,335)	(12,801)
Proceeds from loan sales	5,551	4,098
Purchase of banking premises and equipment, net	(309)	(1,819)
Retirement of banking premises and equipment	14	-
Premiums paid on bank-owned life insurance	(239)	(17)
Net cash used by investing activities	(12,588)	(22,943)

(continued)

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

(Dollars in thousands)

	Years Ended September 30, 2004	2003
Cash flows from financing activities:		
Net (decrease) increase in deposits	(4,188)	13,835
Net increase in short-term borrowings	3,500	-
Proceeds from Federal Home Loan Bank advances	11,000	2,500
Repayment of Federal Home Loan Bank advances	(2,500)	(2,500)
Net increase in mortgagors' escrow accounts	104	10
Issuance of common stock under stock option plan, net of tax benefits	70	75
Dividends paid	(318)	(317)
Net cash provided by financing activities	7,668	13,603
Net change in cash and cash equivalents	(2,730)	(7,352)
Cash and cash equivalents at beginning of year	11,901	19,253
Cash and cash equivalents at end of year	$ 9,171	$ 11,901
Supplemental cash flow information:		
Interest paid on deposits	$ 2,324	$ 3,293
Interest paid on Federal Home Loan Bank advances	612	619
Income taxes paid	532	494

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and presentation

The consolidated financial statements include the accounts of Westborough Financial Services, Inc. (the "Company") and its wholly-owned subsidiary, The Westborough Bank (the "Bank"). The Bank's active wholly-owned subsidiaries are The Hundredth Corporation, which was formed to own real estate, and the Eli Whitney Security Corporation, which is a Massachusetts security corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The determination of the allowance for losses on loans is a material estimate that is particularly susceptible to significant change in the near term.

Business and operating segments

The Bank provides a variety of financial services to individuals and small businesses through its offices in Westborough, Northborough and Shrewsbury, Massachusetts. Its primary deposit products are checking, savings and term certificate accounts and its primary lending product is residential mortgage loans.

Management evaluates the Company's performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in, foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company's total revenues.

Reclassifications

Certain amounts in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash equivalents

Cash equivalents include amounts due from banks, federal funds sold on a daily basis and short-term investments which mature within ninety days.

Securities available for sale

Securities classified as "available for sale" are reflected on the consolidated balance sheet at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities that are deemed to be other than temporary are reflected in earnings as realized losses. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on disposition of securities are recorded on the trade date and computed by the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to its customers. A substantial portion of the loan portfolio consists of mortgage loans in Westborough and the surrounding communities. The ability of the Bank's debtors to honor their contracts is dependent upon the local economy and the local real estate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and net deferred costs on originated loans. Interest income is accrued on the unpaid principal balance. Net loan origination costs are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued when in the judgment of management the collection of principal or interest is doubtful.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (concluded)

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are generally maintained on a non-accrual basis. Impairment is measured on a loan by loan basis by the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general losses in the portfolio.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Servicing

Effective October 1, 2003, the Company applied the provisions of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Banking premises and equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets.

Retirement plan

The Bank accounts for pension benefits on the net periodic pension cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's pension benefit over the employee's approximate service period. Pension costs are funded in the year of accrual using the aggregate cost method.

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock compensation plans

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

		Years Ended September 30,	
		2004	2003
Net income	As reported	$ 1,191	$ 966
	Pro forma	$ 1,165	$ 940
Basic earnings per share	As reported	$ 0.77	$ 0.63
	Pro forma	$ 0.76	$ 0.61
Diluted earnings per share	As reported	$ 0.76	$ 0.62
	Pro forma	$ 0.75	$ 0.61

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee stock ownership plan ("ESOP")

Compensation expense is recognized as ESOP shares are committed to be released. Allocated and committed to be released ESOP shares are considered outstanding for earnings per share calculations based on debt service payments. Other ESOP shares are excluded from earnings per share calculations. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Advertising costs

All advertising costs are expensed as incurred.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses that arose before 1987 is a permanent difference for which there is no recognition of a deferred tax liability. However, the allowance for loan losses maintained for financial reporting purposes is treated as a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

Earnings per common share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. For the years ended September 30, 2004 and 2003, there were no anti-dilutive potential common shares. Anti-dilutive potential common shares would be excluded from dilutive earnings per share calculations.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per common share (concluded)

Earnings per common share for the year ended September 30, 2004 and 2003 has been computed based on the following:

	2004	2003
Average number of common shares outstanding	1,541,927	1,530,003
Effect of dilutive options	21,800	18,846
Average number of common shares outstanding used to calculate diluted earnings per common share	1,563,727	1,548,849

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale are reported in accumulated comprehensive income/loss in the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

The components of the change in accumulated other comprehensive income/loss and related tax effects are as follows:

	Years Ended September 30,	
	2004	2003
Change in net unrealized holding (gains) losses on securities available for sale	$ (1,587)	$ (119)
Reclassification adjustment for (gains) losses realized in income	(159)	(121)
	(1,746)	(240)
Tax effect	615	91
Net-of-tax amount	$ (1,131)	$ (149)

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, *Application of Accounting Principles to Loan Commitments*, which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. This SAB did not have any effect on the Company's financial position or results of operations.

On June 30, 2004, the FASB published an Exposure Draft, "Share-Based Payment," an Amendment of FASB Statement Nos. 123 and 95 (the "Exposure Draft"). The FASB is proposing, among other things, amendments to SFAS No. 123 and thus, the manner in which share-based compensation, such as stock options, will be accounted for by both public and non-public companies. For public companies, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally would be measured at fair value at the grant date. The grant date fair value would be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost would be recognized over the requisite service period, often the vesting period, and would be remeasured subsequently at each reporting date through settlement date.

The proposed changes in accounting would replace existing requirements under SFAS No. 123, "Accounting for Stock-Based Compensation," and would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," which does not require companies to expense options if the exercise price is equal to the trading price at the date of grant. Under the terms of the Exposure Draft, the accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans that are subject to American Institute of Certified Public Accountants ("AICPA") Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," would remain unchanged.

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent accounting pronouncements (concluded)

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

2. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At September 30, 2004 and 2003, these reserve balances amounted to $1,074 and $998, respectively.

(Dollars in thousands, except per share data)

3. SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale, at September 30, 2004 and 2003, with gross unrealized gains and losses, is as follows:

	September 30, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal agency obligations	$ 21,549	$ 81	$ (116)	$ 21,514
Banking and finance obligations	12,442	240	(37)	12,645
Mortgage-backed securities	33,035	236	(311)	32,960
Other bonds and obligations	5,299	142	(8)	5,433
Total debt securities	72,325	699	(472)	72,552
Marketable equity securities	410	18	(21)	407
	$ 72,735	$ 717	$ (493)	$ 72,959

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal agency obligations	$ 28,806	$ 527	$ (38)	$29,295
Banking and finance obligations	18,329	753	(12)	19,070
Mortgage-backed securities	29,052	428	(63)	29,417
Other bonds and obligations	7,030	328	-	7,358
Total debt securities	83,217	2,036	(113)	85,140
Marketable equity securities	2,403	132	(85)	2,450
	$ 85,620	$ 2,168	$ (198)	$87,590

(Dollars in thousands, except per share data)

SECURITIES AVAILABLE FOR SALE (continued)

Proceeds from sales and calls of securities amounted to $30,684 and $22,875 for the years ended September 30, 2004 and 2003, respectively. Gross realized gains amounted to $244 and $609, respectively. Gross realized losses amounted to $85 and $488, respectively.

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2004		September 30, 2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ 4,802	$ 4,896	$ 6,778	$ 6,972
Over 1 year through 5 years	34,123	34,309	44,462	45,688
Over 5 years through 10 years	365	387	2,925	3,063
	39,290	39,592	54,165	55,723
Mortgage and asset-backed securities	33,035	32,960	29,052	29,417
	$ 72,325	$ 72,552	$ 83,217	$ 85,140

At September 30, 2004 and 2003, a federal agency obligation with a carrying value of $1,012 and $1,018, respectively, and fair value of $1,000, for both years, was pledged to secure public deposits.

(Dollars in thousands, except per share data)

SECURITIES AVAILABLE FOR SALE (concluded)

Information pertaining to securities with gross unrealized losses at September 30, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Federal agency obligations	$ 88	$ 11,955	$ 28	$ 1,987
Banking and finance obligations	27	4,305	10	1,118
Mortgage-backed securities	226	20,214	85	4,471
Other bonds and obligations	8	789	-	-
Total debt securities	349	37,263	123	7,576
Marketable equity securities	21	274	-	-
Total temporarily impaired securities	$ 370	$ 37,537	$ 123	$ 7,576

At September 30, 2004, forty-nine debt securities have unrealized losses with aggregate depreciation of 1% from the Company's amortized cost basis. These unrealized losses relate principally to the interest rate environment. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary.

At September 30, 2004, three marketable equity securities have unrealized losses with aggregate depreciation of 7% from the Company's cost basis. Although the issuers have shown declines in earnings as a result of the weakened economy, no credit issues have been identified that cause management to believe the declines in market value are other than temporary. In analyzing the issuer's financial condition, management considers industry analysts' reports, financial performance and projected target prices of investment analysts within a one-year time frame.

(Dollars in thousands, except per share data)

4. LOANS

A summary of the balances of loans follows:

	September 30, 2004	September 30, 2003
Mortgage loans:		
Fixed rate	$ 64,310	$ 65,170
Variable rate	64,788	48,287
Commercial	23,313	17,290
Home equity lines-of-credit	11,295	10,303
Total mortgage loans	163,706	141,050
Other loans:		
Personal loans	322	564
Deposit secured loans	297	358
Home improvement loans	85	68
Commercial lines-of-credit	965	1,824
Commercial installment	1,579	1,461
Total other loans	3,248	4,275
Total loans	166,954	145,325
Due to borrowers on incomplete loans	(1,507)	(3,550)
Net deferred loan costs	389	223
Net premiums on purchased loans and indirect lending	402	470
Allowance for loan losses	(950)	(911)
Loans, net	$ 165,288	$ 141,557

An analysis of the allowance for loan losses follows:

	Years Ended September 30, 2004	Years Ended September 30, 2003
Balance at beginning of year	$ 911	$ 926
Provision for loan losses	70	-
Charge-offs	(35)	(19)
Recoveries	4	4
Balance at end of year	$ 950	$ 911

(Dollars in thousands, except per share data)

LOANS (concluded)

The following is a summary of information pertaining to impaired and non-accrual loans:

	September 30, 2004	September 30, 2003
Impaired loans without a valuation allowance	$ 275	$ 119
Impaired loans with a valuation allowance	25	695
Total impaired loans	$ 300	$ 814
Valuation allowance related to impaired loans	$ 10	$ 99
Total non-accrual loans	$ 121	$ 634

At September 30, 2004 and 2003, there were no loans past-due ninety days or more and still accruing.

	Years Ended September 30, 2004	Years Ended September 30, 2003
Average investment in impaired loans	$ 660	$ 407
Interest income recognized on a cash basis on impaired loans	$ 23	$ 15

No additional funds are committed to be advanced in connection with impaired loans.

5. SERVICING

The Bank has sold mortgage loans, without recourse, in the secondary mortgage market and has retained the servicing responsibility and receives fees for the services provided. Total loans serviced for others at September 30, 2004 and 2003 amounted to $8,499 and $4,113, respectively. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.

At September 30, 2004, $58 of capitalized servicing rights are included in other assets. During the year ended September 30, 2004, $71 of servicing rights were capitalized and $13 of servicing rights were amortized. Carrying value of servicing rights approximates fair value.

(Dollars in thousands, except per share data)

6. BANKING PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of banking premises and equipment and their estimated useful lives follows:

	September 30, 2004	September 30, 2003	Estimated Useful Lives
Banking premises:			
Land	$ 1,200	$ 1,200	
Buildings	5,134	5,097	5 - 40 years
Leasehold improvements	-	256	3 -5 years
Equipment	4,083	3,912	3-7 years
	10,417	10,465	
Less accumulated depreciation and amortization	(3,980)	(3,757)	
	$ 6,437	$ 6,708	

Depreciation and amortization expense for the years ended September 30, 2004 and 2003 amounted to $566 and $635, respectively.

7. DEPOSITS

A summary of deposit balances, by type, is as follows:

	September 30, 2004	September 30, 2003
Non-interest bearing accounts	$ 25,131	$ 19,740
NOW accounts	20,044	19,093
Regular and other savings accounts	112,174	117,628
Money market deposit accounts	6,139	5,247
Total non-certificate accounts	163,488	161,708
Term certificates of $100,000 and over	10,812	11,848
Term certificates less than $100,000	37,410	42,342
Total certificate accounts	48,222	54,190
Total deposits	$211,710	$215,898

(Dollars in thousands, except per share data)

DEPOSITS (concluded)

A summary of certificates, by maturity, is as follows:

	September 30, 2004		September 30, 2003	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$34,183	1.84%	$42,544	2.15%
Over 1 year through 3 years	12,090	2.63	11,646	2.82
Over 3 years	1,949	3.28	-	-
	$48,222	2.10%	$54,190	2.29%

8. SHORT-TERM BORROWINGS

At September 30, 2004, short-term borrowings consist of advances from the Federal Home Loan Bank of Boston ("FHLB") with original maturities of less than one year at a weighted average interest rate of 1.92%.

The Bank also has a $2,999 available line of credit with the FHLB at an interest rate that adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property. As of September 30, 2004 and 2003, there were no advances outstanding on the line of credit.

(Dollars in thousands, except per share data)

9. LONG-TERM BORROWINGS

Long-term borrowings consist of Federal Home Loan Bank advances as follows:

Maturing During the Year Ending September 30,	Weighted Average Interest Rate	September 30, 2004	September 30, 2003
2004	6.92%	$ -	$ 2,500
2005	4.64	5,000	5,000
2006	2.95	2,500	-
2007	2.32	3,000	-
2008	3.76	2,500	-
2009*	3.61/4.88	5,000	2,000
		$18,000	$ 9,500

* Includes advances callable on November 22, 2004 and April 1, 2005.

10. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended September 30, 2004	Years Ended September 30, 2003
Current income tax provision:		
Federal	$ 546	$ 483
State	37	28
	583	511
Deferred income tax provision (benefit):		
Federal	(43)	43
State	(14)	(23)
	(57)	20
Total provision for income taxes	$ 526	$ 531

(Dollars in thousands, except per share data)

INCOME TAXES (continued)

The reasons for the differences between the statutory corporate federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended September 30,	
	2004	2003
Statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	0.9	0.2
Dividends received deduction	(0.3)	(0.6)
Officers' life insurance	(2.8)	(3.3)
Municipal income	(1.2)	(1.6)
Prior year amended returns	-	6.7
Effective tax rates	30.6%	35.4%

The components of the net deferred tax asset are as follows:

	September 30,	
	2004	2003
Deferred tax asset:		
Federal	$ 818	$ 725
State	282	250
	1,100	975
Deferred tax liability:		
Federal	(288)	(844)
State	(47)	(38)
	(335)	(882)
Net deferred tax asset	$ 765	$ 93

(Dollars in thousands, except per share data)

INCOME TAXES (concluded)

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	September 30, 2004	September 30, 2003
Employee benefit plans	$ 583	$ 486
Allowance for loan losses	465	449
Net unrealized gain/loss on securities available for sale	(65)	(680)
Depreciation and amortization	(60)	(87)
Net deferred loan costs	(159)	(90)
Other, net	1	15
Net deferred tax asset	$ 765	$ 93

A summary of the change in the net deferred tax asset is as follows:

	Years Ended September 30, 2004	Years Ended September 30, 2003
Balance at beginning of year	$ 93	$ 22
Deferred tax provision (benefit)	57	(20)
Deferred tax effect on net unrealized (gain) loss on securities available for sale	615	91
Balance at end of year	$ 765	$ 93

The federal income tax reserve for loan losses at the Bank's base year amounted to $2,423. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve to only absorb loan losses, a deferred income tax liability of $994 has not been provided.

11. STOCKHOLDERS' EQUITY

Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

(Dollars in thousands, except per share data)

STOCKHOLDERS' EQUITY (continued)

Minimum Regulatory Capital Requirements (concluded)

The Company's and the Bank's actual and minimum required capital amounts and ratios as of September 30, 2004 and 2003 are as follows:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2004:						
Total capital (to risk weighted assets)						
Consolidated	$29,496	20.97%	$11,253	8.00%	N/A	N/A
Bank	28,662	20.54	11,165	8.00	$13,957	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	28,546	20.29	5,626	4.00	N/A	N/A
Bank	27,712	19.86	5,583	4.00	8,374	6.00
Tier 1 capital (to average assets)						
Consolidated	28,546	10.79	10,578	4.00	N/A	N/A
Bank	27,712	10.48	10,575	4.00	13,219	5.00
September 30, 2003:						
Total capital (to risk weighted assets)						
Consolidated	$28,291	20.68%	$10,944	8.00%	N/A	N/A
Bank	27,286	19.95	10,942	8.00	$13,677	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	27,380	20.02	5,472	4.00	N/A	N/A
Bank	26,374	19.28	5,471	4.00	8,206	6.00
Tier 1 capital (to average assets)						
Consolidated	27,380	10.91	10,041	4.00	N/A	N/A
Bank	26,374	10.59	9,963	4.00	12,453	5.00

(Dollars in thousands, except per share data)

STOCKHOLDERS' EQUITY (concluded)

Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank's capital stock and surplus, as defined, (which for this purpose represents total capital as calculated under the risk-based capital guidelines) on a secured basis.

At September 30, 2004 and 2003, the Bank's retained earnings available for the payment of dividends was $17,497 and $16,344, respectively. Accordingly, $11,165 and $10,942 of the Company's equity in the net assets of the Bank was restricted at September 30, 2004 and 2003, respectively. Funds available for loans or advances by the Bank to the Company amounted to $1,750 and $1,634 at September 30, 2004 and 2003, respectively.

The Company and the Bank may not declare or pay dividends on, and the Company may not purchase any of its shares of, its common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

(Dollars in thousands, except per share data)

12. EMPLOYEE BENEFIT PLANS

Pension plan

The Bank provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after three years of service. Information pertaining to the activity in the plan is as follows:

	Plan Years Ended October 31,	
	2004 (Projected)	2003
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 2,821	$ 2,305
Actual gain on plan assets	220	357
Employer contribution	86	182
Benefits paid	(467)	(23)
Fair value of plan assets at end of year	2,660	2,821
Change in benefit obligation:		
Benefit obligation at beginning of year	3,159	2,882
Service cost	194	203
Interest cost	192	186
Actuarial gain	341	(89)
Benefits paid	(467)	(23)
Benefit obligation at end of year	3,419	3,159
Funded status	(759)	(338)
Unrecognized net actuarial (gain) loss	215	(139)
Transition liability	22	24
Accrued pension cost	$ (522)	$ (453)
Accumulated benefit obligation	$ 2,149	$ 2,230

At October 31, 2004 and 2003, the assumptions used to determine the benefit obligation are as follows:

	2004	2003
Discount rate	5.75%	6.25%
Rate of compensation increase	4.50%	4.50%

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Pension plan (continued)

The components of net periodic pension cost are as follows:

	Plan Years Ended October 31,	
	2004 (Projected)	2003
Service cost	$ 194	$ 203
Interest cost	192	186
Expected return on plan assets	(224)	(183)
Transition obligation	2	2
Recognized net actuarial loss	(10)	1
	$ 154	$ 209

Total pension expense for the years ended September 30, 2004 and 2003 amounted to $173 and $215, respectively.

For the plan years ended October 31, 2004 and 2003, actuarial assumptions used in accounting were as follows:

	2004 (Projected)	2003
Discount rate on benefit obligations	6.25%	6.25%
Expected long-term rate of return on plan assets	8.00	8.00
Annual salary increases	4.50	4.50

In general, the Company has selected their assumption with respect to the long term rate of return based on prevailing yields on high quality fixed income investments increased by a premium for equity return expectations.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Pension plan (concluded)

The Bank's pension plan weighted average asset allocation at September 30, 2004 and 2003, are as follows:

Asset Category	Percentage of Plan Assets at September 30, 2004	2003
Fixed income	29.2%	29.9%
Equity securities	70.8	70.1
	100.0%	100.0%

SBERA offers a common and collective trust as the underlying investment structure for pension plans. The target allocation mix for the common and collective trust portfolio calls for an equity-based investment range from 55% to 75% of total portfolio assets. The Trustees of SBERA, through the Investment Committee, select investment managers for the common and collective trust portfolio. A professional investment advisory firm is retained by the Investment Committee to provide allocation analysis, performance measurement and to assist with manager searches. The overall investment objective is to diversify equity investments across a spectrum of investment types (e.g., small cap, large cap, international, etc) and styles (e.g., growth, value, etc.).

The Bank expects to contribute $161 to its pension plan in fiscal 2005.

Estimated future benefit payments, which reflects expected future service, as appropriate, are as follows:

Years Ending October 31,	Amount
2005	$ 121
2006	11
2007	11
2008	25
2009	444
2010-2014	2,847

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Incentive compensation plan

Management and employees of the Bank participate in an annual incentive compensation plan which is based on a percentage of the Bank's annual net profits (as defined) and other factors and objectives set forth and administered by the Bank's Executive Committee. Incentive compensation expense for the year ended September 30, 2004 amounted to $70. There was no incentive compensation expense for the year ended September 30, 2003.

401(k) Plan

The Bank has a 401(k) Plan whereby each employee reaching the age of 21 and having completed at least three months of service, beginning with date of employment, automatically becomes a participant in the Plan. Employees may contribute up to 75% of their compensation subject to certain limits based on federal tax laws. Beginning in January of 2003, the Bank began matching 50% of the first 6% of an employee's compensation contributed to the Plan. Prior to this the Bank made matching contributions equal to 25% of the first 4% of an employee's compensation contributed to the Plan. All participants are fully vested. For the years ended September 30, 2004 and 2003, expense attributable to the Plan amounted to $48 and $36, respectively.

Supplemental retirement plans

The Bank provides supplemental retirement benefits to certain executive officers and Directors. In connection with the supplemental retirement plans, the Bank has purchased life insurance contracts as a funding source. At September 30, 2004 and 2003, the Bank has accrued $911 and $703, respectively, relating to these plans. For the years ended September 30, 2004 and 2003, expenses attributable to the plans amounted to $208 and $187, respectively.

Deferred compensation plan

The Company has adopted an Officers' Deferred Compensation Plan whereby qualified officers may elect to defer all or a portion of their salary. The Company pays monthly interest on amounts deferred at an interest rate that is determined annually.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Employees' stock ownership plan

The Company established an Employees Stock Ownership Plan (the "ESOP") for the benefit of each eligible employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. In addition, the Company provided a loan to the ESOP which was used to purchase 8%, or 44,200 shares, of the shares sold to the public in the Company's stock offering. The loan bears interest equal to 8% and provides for annual payments of principal and interest for 15 years.

At September 30, 2004, the remaining principal balance is payable as follows:

Years Ending September 30,	Amount
2005	$ 22
2006	24
2007	26
2008	28
2009	30
Thereafter	235
	$ 365

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased by the ESOP which are held in a suspense account for allocation among the members as the loans are paid. Total compensation expense applicable to the ESOP amounted to $96 and $77 for the years ended September 30, 2004 and 2003, respectively.

Shares held by the ESOP include the following:

	September 30,	
	2004	2003
Allocated	11,788	8,841
Committed to be released	2,210	2,210
Unallocated	30,202	33,149
	44,200	44,200

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Employees' stock ownership plan (concluded)

Cash dividends received on allocated shares are allocated to members and cash dividends received on shares held in suspense are applied to repay the outstanding debt of the ESOP.

The fair market value of unallocated shares at September 30, 2004 and 2003 was $911 and $994, respectively.

Stock option plan

A summary of the status of the Company's stock option plan for the years ended September 30, 2004 and 2003 is presented below:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Fixed Options:				
Outstanding at beginning of year	37,300	$ 11.53	41,900	$ 10.31
Granted	-		3,500	23.25
Forfeited	-		(3,500)	10.31
Exercised	(3,400)	12.98	(4,600)	10.31
Outstanding at end of year	33,900	$ 11.38	37,300	$ 11.53
Options exercisable at year-end	17,260	$ 10.31	11,840	$ 10.31
Weighted-average fair value of options granted during the year	$ -		$ 6.18	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used for grants during the year ended September 30, 2003 were dividend yield of .86%, expected life of 5 years, expected volatility of 26.7% and a risk-free interest rate of 3.1%.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (concluded)

Stock option plan (concluded)

Information pertaining to stock options outstanding at September 30, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.31	31,100	6.0 years	$ 10.31	17,260	$ 10.31
23.25	2,800	7.0	23.25	-	-
Outstanding at end of year	33,900	6.1 years		17,260	

Recognition and retention plan

On January 25, 2001, the Company's stockholders approved the Company's adoption of the Westborough Financial Services, Inc. 2001 Recognition and Retention Plan (the "RRP"), which allows the Company to grant restricted stock awards ("Awards") to certain officers, employees and outside directors. The RRP is authorized to acquire no more than 22,139 shares of Common stock in the open market. Shares generally vest at a rate of 20% per year with the first vesting period ending April 30, 2002. During the year ended September 30, 2003, awards were granted with respect to 1,500 shares. There were no Awards granted during the year ended September 30, 2004. The aggregate purchase price of all shares acquired by the RRP has been reflected as a reduction of stockholders' equity and amortized to compensation expense as the Company's employees and directors become vested in their stock awards. Compensation expense relating to the RRP amounted to $79 and $77 for the years ended September 30, 2004 and 2003, respectively. Compensation expense is based on the fair value of common stock on the purchase date.

13. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the accompanying consolidated balance sheets.

(Dollars in thousands, except per share data)

COMMITMENTS AND CONTINGENCIES (continued)

Loan commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these particular classes of financial instruments.

The Bank's exposure to credit loss is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

At September 30, 2004 and 2003, financial instruments whose contract amounts represent credit risk consist of:

	2004	2003
Commitments to grant mortgage loans	$ 6,204	$ 7,236
Unadvanced funds on home equity and personal lines-of-credit	14,223	11,843
Unadvanced funds on commercial loans and lines-of-credit	1,455	1,484

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Unadvanced funds on lines-of-credit have fixed expiration dates and may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Except for commercial lines-of-credit, these financial instruments are secured by mortgage liens on real estate.

(Dollars in thousands, except per share data)

COMMITMENTS AND CONTINGENCIES (concluded)

Operating lease commitments

Pursuant to the terms of noncancelable lease agreements in effect at September 30, 2004, pertaining to banking premises and equipment, future minimum rent commitments are as follows:

Years Ending September 30,	Amount
2005	$ 5
2006	1
	$ 6

The leases contain options to extend for periods from two to ten years. The cost of such rentals is not included above. Total rent expense for years ended September 30, 2004 and 2003 amounted to $58 and $110, respectively.

Employment and change in control agreements

The Company and the Bank have entered into employment agreements with its President and Chief Financial Officer which generally provide for a base salary and the continuation of certain benefits currently received. The employment agreements require payments for the remaining base salary due to the employee for the remaining term of the agreement and the contributions that would have been made on the employee's behalf to any employee benefit plans of the Company and the Bank for certain reasons other than cause, including a "change in control" as defined in the agreement. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations.

Contingencies

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's consolidated financial statements.

(Dollars in thousands, except per share data)

14. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to its Directors. At September 30, 2004 and 2003, the amount of such loans, which exceeded $60 in the aggregate to each related party, was approximately $1,732 and $1,540, respectively. Such loans are made in the ordinary course of business at the Bank's normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal risk of collection. During the years ended September 30, 2004 and 2003, total principal additions were $272 and $941, respectively, and total principal payments were $80 and $7, respectively.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and due from banks, federal funds sold and short-term investments approximate fair value.

Securities available for sale: Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock: The carrying amount approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

(Dollars in thousands, except per share data)

FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other types of loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificate accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings and long-term borrowings: The fair value is based upon the Company's current incremental borrowing rate for a similar advance.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance sheet instruments: Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of off-balance sheet financial instruments at September 30, 2004 and 2003, was immaterial.

The carrying amounts and related estimated fair values of the Company's financial instruments are as follows:

	September 30,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 9,171	$ 9,171	$ 11,901	$ 11,901
Securities available for sale	72,959	72,959	87,590	87,590
Federal Home Loan Bank stock	2,042	2,042	1,250	1,250
Loans, net	165,288	170,037	141,557	144,947
Accrued interest receivable	1,050	1,050	1,179	1,179
Financial liabilities:				
Deposits	211,710	211,657	215,898	216,258
Short-term borrowings	3,500	3,499	-	-
Long-term borrowings	18,000	18,157	9,500	10,076

(Dollars in thousands, except per share data)

16. CONDENSED FINANCIAL STATEMENTS OF WESTBOROUGH FINANCIAL SERVICES, INC.

BALANCE SHEETS	September 30, 2004	September 30, 2003
Assets		
Cash and due from bank	$ 1,109	$ 234
Short-term investments	301	240
Total cash and cash equivalents	1,410	474
Investment in subsidiary	26,868	27,666
Loan receivable - ESOP	365	386
Other assets	62	192
Total assets	$28,705	$28,718
Liabilities and Stockholders' Equity		
Stockholders' equity	$28,705	$28,718
Total liabilities and stockholders' equity	$28,705	$28,718

STATEMENTS OF INCOME	Years Ended September 30, 2004	Years Ended September 30, 2003
Income:		
Interest on short-term investments	$ 4	$ 2
Interest on loan - ESOP	37	24
Total income	41	26
Operating expenses	130	116
Loss before income taxes and equity in undistributed net income of subsidiary	(89)	(90)
Income tax benefit	(30)	(17)
Loss before undistributed net income of subsidiary	(59)	(73)
Equity in undistributed net income of subsidiary	1,250	1,039
Net income	$1,191	$ 966

(Dollars in thousands, except per share data)

CONDENSED FINANCIAL STATEMENTS OF WESTBOROUGH FINANCIAL SERVICES, INC. (concluded)

STATEMENTS OF CASH FLOWS	Years Ended September 30, 2004	2003
Cash flows from operating activities:		
Net income	$1,191	$ 966
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Decrease in other assets	130	66
Equity in undistributed earnings of subsidiary	(1,250)	(1,039)
Net cash provided (used) by operating activities	71	(7)
Cash flows from investing activities:		
Principal paydowns received on ESOP loan	21	18
Net cash provided by investing activities	21	18
Cash flows from financing activities:		
Intercompany cash transfer	1,162	-
Dividends paid	(318)	(317)
Net cash provided (used) by financing activities	844	(317)
Net change in cash and cash equivalents	936	(306)
Cash and cash equivalents at beginning of year	474	780
Cash and cash equivalents at end of year	$1,410	$ 474

(Dollars in thousands, except per share data)

17. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

	Years Ended September 30,							
	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 2,938	$ 2,838	$ 2,749	$ 2,969	$ 2,849	$ 2,877	$ 3,059	$ 3,298
Interest expense	769	734	700	759	822	913	1,004	1,142
Net interest income	2,169	2,104	2,049	2,210	2,027	1,964	2,055	2,156
Provision for loan losses	-	30	10	30	-	-	-	-
Net interest income, after provision for loan losses	2,169	2,074	2,039	2,180	2,027	1,964	2,055	2,156
Gain (loss) on securities, net	69	31	60	(1)	(8)	132	(7)	4
All other income	241	202	329	234	179	239	162	207
Operating expenses	2,002	2,014	1,997	1,897	1,721	2,008	1,913	1,971
Income before income taxes	477	293	431	516	477	327	297	396
Provision for income taxes	144	83	132	167	195	100	118	118
Net income	$ 333	$ 210	$ 299	$ 349	$ 282	$ 227	$ 179	$ 278
Earnings per common share:								
Basic	$ 0.21	$ 0.14	$ 0.19	$ 0.23	$ 0.18	$ 0.15	$ 0.12	$ 0.18
Diluted	$ 0.21	$ 0.13	$ 0.19	$ 0.23	$ 0.17	$ 0.15	$ 0.12	$ 0.18

Westborough Financial Services, Inc.
Stockholders Information

Common Stock Information

On September 30, 2004 there were 1,589,574 shares of common stock issued and outstanding and approximately 688 stockholders, not including persons or entities holding stock in nominee or street name through brokers or banks. The Company's stock is not actively traded, although the stock is quoted on the OTC Electronic Bulletin Board under the symbol "WFSM.OB".

Annual Meeting

The annual meeting of shareholders will be held on Thursday, January 27, 2005 at 3:00 p.m., local time. The meeting will take place at Wyndham Westborough Hotel located at 5400 Computer Drive, Westborough, MA, 01581.

10-KSB Report

A copy of the form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request. Please write to:

John L. Casagrande, Clerk
Westborough Financial Services, Inc.
100 East Main Street
Westborough, MA 01581

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Shareholder Inquiries:
(800) 368-5948

Counsel

Thacher, Proffitt & Wood
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
(202) 347-8400

Independent Auditors

Wolf & Company, P.C.
99 High Street
Boston, MA 02110
(617) 439-9700

Investor Relations

John L. Casagrande
Senior Vice President and Treasurer
Westborough Financial Services, Inc.
100 East Main Street
Westborough, MA 01581
(508) 366-4111

The table below reflects the stock price and dividend payment by quarter of the Company's stock for fiscal year ended September 30, 2004. The information set forth below was provided to management of the Company by certain securities firms effecting transactions in the Company's stock on an agency basis. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Stock Price and Dividends by Quarter:

	High Price	Low Price	Average Price	Dividends per share
First Quarter	$34.50	$30.00	$32.93	$0.05
Second Quarter	$38.00	$33.10	$36.30	$0.05
Third Quarter	$37.75	$29.00	$32.90	$0.05
Fourth Quarter	$31.45	$28.35	$29.19	$0.05

Dividend payment decisions are made with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions.

Westborough Savings
Charitable Foundation, Inc.
Our Communities, Our Commitment

As you so proudly know, the Westborough Bank has contributed much to our communities during its 135-year history; however, no single contribution is greater than the impact of the Westborough Savings Charitable Foundation, Inc., an organization overseen by fellow corporator-volunteers. The current directors of the Foundation are: Charlotte Spinney, James Tashjian, Jim Harvey, Phyllis Stone, Marcia Roman, John Lebeaux, Larry Ware, Walter Kinell, Jr., Michael Allard, John Casagrande and Joseph MacDonough.

Since its inception in 1997, the Foundation has donated and pledged more than $200,000 to local charities that make our communities better places to live. The Foundation pays no salaries and has minimal overhead costs therefore, as the Foundation's Income Statement shows nearly 97% of the money received by the Foundation has been distributed back to local charities.

To date, Westborough Bank has been the primary source of the funds received by the Foundation. The bank will, of course, continue to contribute to the Foundation. However, for the first time in our Foundation's seven-year history, we are asking that you consider making an unrestricted gift of cash or securities to the Foundation when you are deciding your charitable giving and estate planning for 2005 and future years. By donating, you would be assisting the Foundation in its ongoing efforts to support local charities and, since the Foundation is a not for profit IRS 501(c)(3) entity, your contributions may be tax deductible.* *This new logo for the Westborough Savings Charitable Foundation was unveiled at our Annual Meeting in January, 2004.*

Below you will find a list of some of the organizations that have received donations:



Pictured from left: Mike Allard, Westborough Bank Vice President of Marketing and board member of the Westborough Savings Charitable Foundation; Marilyn E. Plue, Chair, Board of Directors for Family Services of Central Mass.; Gary W. Thomas, Executive Director of Family Services of Central Mass.

Abby's House ◆ American Red Cross of Central Mass. ◆ Bay Path Community Services ◆ Charlotte Spinney Vision Scholarship ◆ Family Services of Central Mass. ◆ Friends of the Westborough State Hospital ◆ Greater Worcester Habitat for Humanity ◆ Hillside School ◆ Hopkinton Educational Foundation, Inc. ◆ Knox Trail Council - Boy Scouts ◆ Montachusett Girl Scout Council, Inc. ◆ Northborough Educational Foundation ◆ Shrewsbury Community Services ◆ Shrewsbury Educational Foundation ◆ Shrewsbury Housing Authority ◆ Time Travelers ◆ Trinity Free Medical Program ◆ UMASS Cancer Center Foundation, Inc. ◆ United Way of Central Mass. ◆ United Way of Tri-County ◆ Westborough Community Chorus/Players Club ◆ Westborough Educational Foundation ◆ Worcester Common Ground ◆ Worcester County Food Bank ◆ YMCA Boroughs Branch ◆ YMCA of Greater Worcester ◆ YWCA of Central Mass.

*Consult your tax advisor.

Westborough Financial Services, Inc. and Subsidiary
Selected Consolidated Financial and Other Data

Consolidated Balance Sheet Data ($ in thousands)	at September 30, 2004	2003
Total assets	$264,010	$256,122
Loans, net	165,288	141,557
Investment securities	75,001	88,840
Total deposits	211,710	215,898
Federal Home Loan Bank advances	21,500	9,500
Stockholders' equity	28,705	28,718
Allowance for loan losses	950	911
Non-accrual loans	121	634
Non-performing assets	121	634

Consolidated Statement of Income ($ in thousands, except per share data)	Years Ended September 30, 2004	2003
Total interest and dividend income	$11,494	$12,083
Total interest expense	2,962	3,881
Net interest income	8,532	8,202
Provision for loan losses	70	0
Net interest income, after provision for loan losses	8,462	8,202
Customer service fees	661	563
Gain on sales and calls of securities available for sale, net	159	121
Gain on sales of mortgages, net	100	33
Miscellaneous	245	191
Total other income	1,165	908
Total operating expenses	7,910	7,613
Income before provision for income taxes	1,717	1,497
Provision for income taxes	526	531
Net income	$1,191	$966
Basic number of weighted average shares outstanding	1,541,927	1,530,003
Dilutive number of weighted average shares outstanding	1,563,727	1,548,849
Basic earnings per share	$0.77	$0.63
Dilutive earnings per share	$0.76	$0.62
Dividends declared per share	$0.20	$0.20

Performance Ratios:	Years Ended 2004	2003
Return on average assets	0.46%	0.38%
Return on average stockholders' equity	4.14%	3.39%
Dividend payout ratio (1)	26.23%	32.07%
Average stockholders' equity to average assets	11.10%	11.36%
Net interest rate spread (2)	3.32%	3.24%
Net interest margin (3)	3.53%	3.52%
Operating expenses as a percent of average assets	3.05%	3.03%
Average interest-earning assets to average interest-bearing liabilities	117.19%	116.40%
Efficiency ratio (4)	83.81%	85.00%

(1) Dividend payout ratio represents dividends declared per share divided by dilutive earnings per share.
(2) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4) Efficiency ratio represents total operating expenses divided by the sum of net interest income, customer service fees and miscellaneous income

Asset Quality Ratios:	at September 30, 2004	2003
Non-performing loans as a percent of loans	0.07%	0.45%
Non-performing assets as a percent of total assets	0.05%	0.25%
Allowance for loan losses as a percent of total loans	0.57%	0.64%
Capital Ratio and other data:		
Equity to assets at end of period	10.87%	11.21%
Number of shares outstanding at end of period	1,589,574	1,586,174
Number of:		
Full-service offices (1)	4	5
Full-time equivalent employees	68	74

(1) The number of full service offices does not include our branch at the Willows. Shaw's Supermarket branch closed in 2004.

Vision

Westborough Bank will be a value leader in providing financial services to individuals and businesses in central Massachusetts.

Mission Statement

Westborough Bank will:

Build Relationships

Westborough Bank is committed to building strong, long-term relationships with our customers.

Provide Solutions

We will offer a broad range of financial products and services that are responsive to the needs of our customers - today and tomorrow.

Deliver Outstanding Service

We will treat our customers as we would want to be treated ourselves, with respect, courtesy, and friendliness. We will earn their trust and loyalty by actively listening and responding to their needs.

Support Our Communities

As an independent community bank, our goal is to create customer loyalty, enhance shareholder value, promote employee satisfaction and to actively support the communities we serve.

Westborough Bank Incorporated 1869

westboroughbank.com Full Service. Full Attention.